Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWS R E L E A S E

LAKE SHORE GOLD EXTENDS MATURITY OF STANDBY LINE OF CREDIT AND REDUCES DEBT LEVELS

TORONTO, ONTARIO— (Marketwired — December 16, 2013) - Lake Shore Gold Corp. (TSX:LSG)  (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has entered into a modification agreement (the “Modification Agreement” or the “Agreement”) with its secured lender, Sprott Resource Lending Partnership (“Sprott”), in order to extend the maturity of the Company’s standby line of credit (the “Standby Line”). Under terms of the Modification Agreement, the Company will repay the Standby Line through 18 equal monthly payments of outstanding principal plus accrued interest starting on June 30, 2015 with the final monthly payment due on November 30, 2016. Previously, the Standby Line was due in full on January 1, 2015.

The Company also announced today that it has elected to repay $5 million of the Standby Line before the end of December, reducing the principal balance to $30 million. For the full year, debt repayments in 2013 will total approximately $20 million, with the other $15 million of repayments related to the Company’s gold-linked note (the “Gold Note”), also with Sprott.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “With the extension of the Standby Line’s maturity date, as well as the fact that we have reduced our debt and are now generating net free cash flow, we have improved our financial flexibility and have strengthened our financial position. We continue to have a productive, mutually beneficial relationship with Sprott and appreciate Sprott’s ongoing support for, and confidence in, Lake Shore Gold.”

Other key terms of the Modification Agreement include: payment to Sprott of an accommodation fee totaling $350,000; provisions for voluntary prepayments of up to $10 million in 2014 without prepayment fees and for additional prepayments with prepayment fees(1); the addition of a 2% rollover fee on the outstanding  principal balance at December 31,  2014,  with a  provision enabling the Company to reduce the fee to 1%(2); and an increase in the minimum rate of return on the Gold Note to 7.5% from 5.0% previously. The Company will continue to pay interest on the Standby Line at a rate of 9.75% compounded monthly.

The Modification Agreement also includes terms relating to the covenants tied to both the Gold Note and Standby Line. Under terms of the Agreement, covenants with respect to net asset value and reserve tail are removed for both debt instruments. In addition, the calculation for the current ratio covenant has been revised in order to exclude amounts becoming current related to the minimum rate of return provision on the Gold Note and, under certain circumstances, amounts becoming current related to the Standby Line. The Modification Agreement also includes revisions requiring that the Standby Line and Gold Note become due and payable in full  on  the  occurrence  of  a  change  of  control,  increases  the  fair  market  value  of  mobile equipment that may be disposed of to $25 million and requires the Company to maintain a cash balance of no less than $10 million.

The full Modification Agreement will be filed on SEDAR at www.sedar.com. Details of the existing terms of both the Standby Line and Gold Note are provided in press releases issued by the Company on June 14, 2012 and April 11, 2012.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption  in  transportation  or  utilities,  or  adverse  weather  conditions,  that  there  are  no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties  will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties  and  other  factors  which  may  cause  the  actual  results,  performance  or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward- looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch	Mark Utting
President & CEO	Vice-President, Investor Relations
Lake Shore Gold Corp.	Lake Shore Gold Corp.
(416) 703-6298 x2227	(416) 703-6298 x2226
Email: info@lsgold.com
Website: www.lsgold.com

(1)  Under terms of the Modification Agreement, voluntary prepayments on the Standby Line will be subject to a prepayment fee of 8% on amounts exceeding $10 million in 2014. Prepayments in 2015 will be subject to a 6% fee on all prepayment amounts, with a 4% prepayment fee to be paid on all prepayments in 2016.

(2)  The 2% rollover fee due on December 31, 2104 is subject to a reduction to 1% in the event that the Company prepays a principal amount of more than $5 million between January 2, 2014 and December 31, 2014.